Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

UMB Financial Corporation and Subsidiaries:

We consent to the incorporation by reference in the registration statements (Nos. 333-188080 and 333-188082 on Form S-3 and Nos. 333-65807, 333-102044, 333-125067, 333-161398, 333-181111, and 333-188100 on Form S-8) of UMB Financial Corporation and Subsidiaries (the Company) of our reports dated February 27, 2015, with respect to the consolidated balance sheet of the Company as of December 31, 2014, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10-K of the Company.

/s/ KPMG LLP

Kansas City, Missouri

February 27, 2015